March 2, 2021

VIA EDGAR

Dillon Hagius and

Tim Buchmiller

Division of Corporate Finance

Office of Life Sciences

RE:	Vivos, Inc.
Post-Qualification Amendment No. 4 to Form 1-A
Filed March 1, 2021
File No. 024-11049

Dear Mr. Hagius and Mr. Buchmiller:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Vivos, Inc. (the “Registrant”) hereby requests acceleration of the qualification date of its Offering Statement on Form 1-A (File No. 024-11049), as amended (the “Offering Statement”), so that it may become qualified before 4:00 p.m. Eastern Time on March 2, 2021, or as soon as practicable thereafter. The undersigned confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities qualified pursuant to the Offering Statement.

The Registrant hereby authorizes Daniel Rumsey, of Disclosure Law Group, a Professional Corporation, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that the adequacy and accuracy of the disclosure in the Offering Statement is the responsibility of the Registrant. The Registrant further acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of qualifying the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate qualification, we would appreciate your communicating with Mr. Rumsey, via telephone at (619) 272-7062, to confirm the exact time at which the Offering Statement was qualified.

Best Regards,

VIVOS, INC.

/s/ Mike Korenko
Mike Korenko
President and Chief Executive Officer

cc:	Daniel Rumsey
Managing Director
Disclosure Law Group, a Professional Corporation